

Mail Stop 3561

December 21, 2007

<u>Via Fax & U.S. Mail</u>

Terry Frandsen
Chief Financial Officer
Escalade, Incorporated
817 Maxwell Avenue
Evansville, Indiana 47711

> **Re: Escalade, Incorporated**
> **Form 10-K for the year ended December 31, 2006**
> **File No. 000-06966**

Dear Mr. Frandsen:

        We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

        Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2006

Item 9A. Controls and Procecdures

Management's Report on Internal Control Over Financial Reporting, page 21
1. We note from your disclosure here that you have rated your internal control over
    financial reporting at December 31, 2006 as "effective." However, we also note that
    the errors and internal control weaknesses leading to the 2005 and 2004 restatement
    were discovered during the preparation of the 2006 financial statements. Please
    explain to us how you could rate your internal control as "effective" at December 31,
    2006 when material weaknesses were not discovered until the financial statement
    preparation process for 2006 had commenced, presumably after the fiscal year had
    closed, or subsequent to December 31, 2006.

Financial Statements

Note 1 -- Nature of Operations and Summary of Significant Accounting Policies

Accounts Receivable, page 36
2. Please revise to disclose your policy for recognition of interest and late charges.

Other Expense/(Income), page 38
3. Please revise your financial statements to include all operating expenses as
    components of operating income. Specifically, it appears that amortization of
    intangible assets, deferred compensation, and vendor charge-backs should all be
    considered part of operating income.

4. As a related matter, please explain the nature of "vendor charge backs" and why their
    treatment appears to be inconsistent with your accounting policies related to volume
    rebates and catalog allowances on page 19.

Note 3 – Certain Significant Estimates

Product Warranty, page 40

5. Please tell us and revise to disclose where product warranty expense is included in
    your statements of income. In addition, please tell us why warranty costs in 2004
    were materially larger than costs in 2005 and 2006.

Note 5 – Operating Leases, page 43

6. Refer to the first paragraph in this note. Please revise to disclose total rent expense rather than rent expense solely related to non-cancelable leases with terms of more than one year. See paragraph 16c of SFAS 95 for guidance.

Note 8 – Borrowings

Short –term Debt, page 45

7. To the extent the borrowing capacity under your $30 million line of credit may be restricted to an amount less than $30 million due to the amount or nature of the receivables collateralizing such borrowings, please disclose the actual remaining borrowing capacity at the most recent balance sheet date.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Lyn Shenk at 202-551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief